FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of August, 2005

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





August 11, 2005
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Corporate Officer
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group

Contacts:
Nobuyuki Koike
TDK Corporation
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp

                              FOR IMMEDIATE RELEASE

   Notice Regarding the Determination of the Exercise Price of Stock Options

                          - Stock Acquisition Rights -

TOKYO JAPAN, August 11, 2005 -----TDK Corporation (the "Company") announced that the Exercise Price of the stock acquisition rights to be issued as stock options (the "Stock Acquisition Right(s)") and other related items were decided pursuant to the resolution of the board of directors held on July 28, 2005.

1.Issue date of Stock Acquisition Rights:
  August 11, 2005

2.Total number of Stock Acquisition Rights:
  906.
The number of shares to be allotted to each Stock Acquisition Right is 100 shares.

3.Class and number of shares to be issued upon exercise of Stock
  Acquisition Rights:
  90,600 shares of common stock of the Company

4.Amount to be paid upon the exercise of each Stock Acquisition Right:
  Y813,400
  The Exercise Price:  Y8,134

The Exercise Price is an amount which is the average of the closing prices of the Company's shares of common stock on the Tokyo Stock Exchange on each day (other than any day on which no sale is reported) of the month immediately preceding the month in which the date of the issue of the Stock Acquisition Rights, August 11, 2005, falls, multiplied by 1.05 with any amount less than one Japanese Yen arising out of such calculation to be rounded upward to the nearest Yen.

5.Total paid-in value of the shares of the common stock of the Company to be issued or transferred upon exercise of all the Stock Acquisition Rights:
  Y736,940,400

6.The amount out of issue price of new shares to be accounted as paid-in capital of the Company:4,067 yen per share

* (1) Date of resolution of the board of directors that decided the proposal at the 109th ordinary annual general meeting of shareholders: May 9,2005
(2) Date of resolution of the 109th ordinary annual general meeting of shareholders: June 29, 2005